Exhibit 99.1

Mecox Lane Limited Announces Spin-Off of Apparel and Accessories Business

SHANGHAI, China, August 8, 2014 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer in China, today announced that its board of directors has approved a spin-off of the Company’s apparel and accessories business through the sale of Mixblu Limited and its subsidiaries to Fast Fashion China Limited, a company controlled by the former chief executive officer of Mecox Lane, pursuant to a share purchase agreement entered into as of August 8, 2014.

The deal is expected to close in September of this year, subject to the satisfaction of customary closing conditions specified in the share purchase agreement. Prior to entering into the share purchase agreement, potential third party buyers were sought and an independent appraisal firm was engaged to assess the market value of the Company’s apparel and accessories business.

“This is an important and exciting step in our plans for repositioning Mecox Lane as a dynamic retail brand and for leveraging our large membership base,” said the Company’s director and chief executive officer, Ms. Ingrid Wang. “The sale of the Company’s apparel and accessories business, which has consistently underperformed while yielding significant negative cash flows, will give us greater flexibility in growing our health and beauty business at a time of exciting opportunities in that sector. With that goal in mind, we will build the Mecox Lane brand and enhance its reputation by introducing a lifestyle of wellness and wellbeing to our customers and members with quality health and beauty products and personalized services.”

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer in China. Since the Company’s founding in 1996, and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company will focus on providing its broad base of urban and upwardly mobile customers health and beauty products that are in step with their increasingly wellness focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Christina Hou

Mecox Lane Limited

Tel: +86-21-5464-9900 or 86-21-6495-0500 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

Email: mcox@ogilvy.com